

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2013

<u>Via E-mail</u>
Marc Fox, Chief Financial Officer
Ladder Capital Corp.
345 Park Avenue, 8th Floor
New York, NY 10154

> **Re: Ladder Capital Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 22, 2013**
> **CIK No. 0001577670**

Dear Mr. Fox:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please file an updated auditors' consent prior to the effectiveness of the registration statement.

2.   We note your response to comment 6 of our letter dated July 26, 2013. Please revise your disclosure in Part II of the registration statement to include the private placement of the Class B shares. In addition, please confirm to us that the Class A shares that are issuable upon conversion of the Class B shares and the LP Units will be issued in a private placement or separate registration statement.

Prospectus Summary, page 1

Our Company, page 1

3.   We note your response to comment 8 of our letter dated July 26, 2013. In response to our comment, you revised the disclosure starting on page 150 to state the number of years of experience of the individual officer; however, you did not revise the disclosure to demonstrate the amount of experience. For example, with respect to Mr. Harris, you state that he has over 28 years of experience; however, you have only provided disclosure regarding his experience since March 1996. We therefore reissue our comment. We note your disclosure that your management has an average of 25 years of experience. Please revise your disclosure starting on page 150 to support this statement.

Our Business and Growth Strategy, page 4

4.   We note your response to comment 9 of our letter dated July 26, 2013. In response to our comment, you indicate that you will provide supplemental materials to support your statement. We were not able to locate support for your statement in the materials provided, and therefore reissue our comment. We note your disclosure on page 4 that you increased your market share of new CMBS issuances from 2.8% in 2010 to 3.1% in 2011, 3.3% in 2012 and 2.6% in the first six months of 2013. Please provide us with information that supports this statement.

Securities, page 7

5.   We note your response to comment 10 of our letter dated July 26, 2013.   In response to our comment, you revised you disclosure to state that you're "CMBS investments were rated investment grade, consisting of 84.2% AAA-rated securities, and 15.8% of other investment grade-rated securities." We reissue our comment. Please revise to provide a breakdown of the other investment grade ratings and clarify whether you may invest in securities that are not rated."

Organizational Structure, page 64

6.   We note your response to comment 19 of our letter dated July 26, 2013. We note that, in response to comment 3, you state that you conduct your business primarily through your subsidiaries. We reissue our comment in part. Please disclose the subsidiaries of Ladder Capital Financial Holdings. Further, please provide disclosure regarding the operations of your subsidiaries in an appropriate section.

Reorganization Transactions at LCFH, page 66

7.   We note your response to comment 20 in our letter dated July 26, 2013 and your revised disclosure. We may have further comment once you disclose the conversion ratio for

each class, the number of LP Units that will be outstanding after the reorganization, and the interests that are vested or unvested and the impact on the terms of conversion.

Unaudited Pro Forma Consolidated Financial Information, page 77

8.   We note your response to comment 23 in our letter dated July 26, 2013. Please revise to disclose how you will account for your obligation under the tax receivable agreement consistent with your response; separately address your accounting at the time of the reorganization and the offering as well as future periods. Your response indicates that you will establish the original obligations and initial deferred tax assets upon actual exchanges; however, from your disclosure on page 170, it appears that you intend to record deferred tax assets upon the purchase of LP Units with the proceeds of your offering. Please clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 84

9.   We note your response to comment 25 of our letter dated July 26, 2013. We note that the pie chart on page 86 provides information regarding your conduit loans. However, it does not provide disclosure regarding your diversification of your remaining collateral. We therefore reissue our comment. Please disclose the geographic diversified of your collateral for your entire portfolio or advise.

Liquidity and Capital Resources, page 105

10.   We note your response to comment 16 of our letter dated July 26, 2013. In response to our comment, you state that you are subject to restrictions on your ability to incur debt. Please provide disclosure regarding the limits on the amount of leverage that you may incur.

Business, page 126

11.   We note your disclosure in this section that you have partnered in CMBS securitizations as sellers and co-managers and that you generally securitize your loans together with certain financial institutions. Please describe in greater detail your role as co-managers of the securitizations.

Draft Legal Opinion

12.   In the first paragraph, we note the reference to resales by the Company. Please have counsel remove this reference or tell us why this reference is appropriate.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551- 3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via e-mail*)